K e n n e t h I. D e n o s, P. C.

11650 South State Street

Suite 240

Draper, Utah 84 020

(801) 816-2511

Fax: (801) 816-2599

kdenos@denoslaw.com

February 4, 2014

VIA EDGAR

Mr. Dietrich King

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE: Fuelstream, Inc. (the “Registrant”)

CIK : 0001024920

File No. 333-186142

Dear Mr. King:

I am writing on behalf of the above-referenced Registrant, pursuant to Rule 477(a) under the Securities Act of 1933, as amended, to submit to the U.S. Securities and Exchange Commission this application for withdrawal of Amendment #1 (the “Amendment”) to the Registrant’s registration statement on Form S-1/A filed with the EDGAR system on April 22, 2014 (Accession No. 0001391609-13-000021). This request is due to a change in conditions as between the company and the selling stockholders as referenced in the Registration Statement

Therefore, the Registrant respectfully submits this application for withdrawal of Registrant’s Amendment (Accession No. 0001391609-13-000021).

If you have any questions, or require anything further regarding the request, please contact me at (801) 816-2511.

Very truly yours,

/s/ Kenneth I. Denos

Kenneth I. Denos, Esq.